SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                               SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                             (Amendment No 1.)

                               CELCOR, INC.
                             (Name of Issuer)

                        Common Stock, $.001 par value
                        (Title of Class of Securities)


            Note that this cusip No. is the pre-reverse split No.
                                 150899102
                              (CUSIP Number)


Mr. Su Shi Lo                        with a copy to:
Majestic International, Inc.         George J. Mazin, Esq.
227 Gloucester Road                  Lowenstein, Sandler, Kohl,
Wan Chi, Hong Kong                      Fisher & Boyln, P.C.
  Fisher & Boylan, P.C.              65 Livingston Avenue
                                     Roseland, New Jersey  07068
                                     (201) 992-8700

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        (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)
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                         September 27, 1994
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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    1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
Above Persons):

          Majestic International, Inc.

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    2)  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)

          (b)

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    3)  SEC Use Only


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    4)  Source of Funds (See Instructions):

          OO *
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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e): [ ]

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     6)  Citizenship or Place of Organization

        Cook Islands
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* All funds used to purchase the stock of Issuer came from the personal assets of shareholders of Majestic International, Inc.


Number of Shares     7)  Sole Voting Power:       648,400**    (19.40%)
Beneficially         --------------------------------------------------
Owned by Each        8)  Shared Voting Power:        0
Reporting            --------------------------------------------------
Person With:         9)  Sole Dispositive Power:  648,400**    (19.40%)
                     --------------------------------------------------
                     10)  Shared Dispositive Power:  0
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    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          648,400 shares**
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    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):  [ ]

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    13)  Percent of Class Represented by Amount in Row (11):

          19.4%
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    14)  Type of Reporting Person (See Instructions):

          CO
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Item 1.  Security and Issuer.

         The name and address of the principal executive office of the issuer is:

                  Celcor, Inc.
                  1800 Bloomsbury Avenue
                  Ocean, New Jersey  07712

            The title of the class of equity securities to which this statement relates is:

                  Common Stock - $0.001 par value

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**In November, 1993, Celcor effected a reverse stock split on a one for five basis.  The shares listed herein reflect the stock split.

Item 2. Identity and Background.

         The following information is provided with regard to the filer:

      (a)  Name:                             Majestic International, Inc.
      (b)  Principal Place of Business:      227 Gloucester Road
                                             Wan Chi, Hong Kong
      (c)  Principal Business:               Investments in Securities
      (d)  Reportable Criminal Proceedings:  None
      (e)  Reportable Civil Proceedings:     None
      (f)  Citizenship:                      Not Applicable

            The following information is provided with respect to the sole executive officer, director and control person of the filer:

      (a)  Name:                            Su Shi Lo
      (b)  Residence or                     14F #535 Chen Kuo 3rd Road
            Business Address:               Edison Building Suite 3
                                            Kaohsiung, Taiwan, Republic
                                              of China ("R.O.C.")
      (c)  Principal Occupation or          General Manager
            Employment:                     Tong Hai General Hospital
                                            Kaohsiung, Taiwan   R.O.C.
      (d)  Reportable Criminal Proceedings: None
      (e)  Reportable Civil Proceedings:    None
      (f)  Citizenship:                     R.O.C.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 4, 1994, Majestic International, Inc. ("Majestic") sold 550,000 shares of Celcor common stock to Verchi Holdings Limited and 450,000 shares to Shenyang Tianfa Social Service Company.

Item 4.  Purpose of Transaction.

         The purpose of the transaction was to enable Majestic to recoup its investment in Celcor.

Item 5.  Interest in Securities of the Issuer.

          After giving effect to these sales, Majestic continues to hold 648,400 shares of Celcor common stock, representing 19.4% of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.  Material to be Filed as Exhibits.

         None

                              Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                           MAJESTIC INTERNATIONAL, INC.



August 29, 1995        By: /s/Su Shi Lo
                                 Su Shi Lo, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).